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SEC FILE NUMBER
8-26030

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SECUREVEST FINANCIAL GROUP, INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 2 4 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

163 MADISON AVENUE, SUITE 405
(No. and Street)

MORRISTOWN	NJ	07960
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

AUGUST CELLITTI	1 (973) 605-8400	ACELLITTI@SECUREVEST.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

733 ROUTE 35 NORTH, SUITE A	OCEAN	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AUGUST CELLITTI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SECUREVEST FINANCIAL GROUP, INC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNETTE TRAPANESE
Notary Public, State of New Jersey
Commission # 2413896
My Commission Expires 10/25/2026

Signature:

Title:
CHIEF EXECUTIVE OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Securevest Financial Group, Inc.

Statement of Financial Condition
with Report of Independent Registered
Public Accounting Firm

December 31, 2024

Securevest Financial Group, Inc.
Index to the Financial Statement
December 31, 2024

FORM X-17A-5-PART III

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of SecureVest Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SecureVest Financial Group, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SecureVest Financial Group, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SecureVest Financial Group, Inc.'s management. Our responsibility is to express an opinion on SecureVest Financial Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SecureVest Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as SecureVest Financial Group, Inc.'s auditor since 2011.

Adeptus Partners, LLC

Ocean, NJ

March 20, 2025

Securevest Financial Group, Inc.
Statement of Financial Condition
December 31, 2024

ASSETS	
Cash	$ 11,845
Securities owned, at fair value	3,635,045
Prepaid expenses and other assets	20,589
Right-of-use asset	128,609
Security deposits	20,536
TOTAL ASSETS	$ 3,816,624
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 39,451
Commissions payable	93,083
Due to Pershing LLC	585,707
Operating lease liability	130,379
Total Liabilities	848,620
Shareholder's Equity	
Common stock, no par value; authorized 300,000 shares; 180,000 shares issued and outstanding	59,667
Additional paid-in-capital	1,235,245
Retained earnings	1,673,092
Total Shareholder's Equity	2,968,004
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,816,624

The accompanying notes are an integral part of this statement.

Note 1. Organization and Significant Accounting Policies

a) ORGANIZATION
Securevest Financial Group, Inc. (the Company) was incorporated on March 16, 1981 in the state of Illinois and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Argentis Holdings, LLC.

b) CLEARING AGREEMENT
The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

c) BASIS OF PRESENTATION AND USE OF ESTIMATES
The financial statement of the Company has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) SECURITIES VALUATION AND REVENUE RECOGNITION
The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify two contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company values its securities in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements". Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Note 1. Organization and Significant Accounting Policies (continued)

e) LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index or rate, are remeasured when any of the following events occur: the lease is modified, and the modification is not accounted for as a separate contract; certain contingencies related to variable lease payments are resolved; or there is a reassessment of the lease term, purchase options, or amounts that are probable of being owed under a residual value guarantee. Since the implicit rate of the leases are not readily determinable, the Company uses its estimated incremental borrowing rate as the discount rate based on information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is measured at the commencement date at the amount of initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

f) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

Note 1. Organization and Significant Accounting Policies (continued)

g) INCOME TAXES

The Company is an S Corporation which is not a taxpaying entity for federal income tax purposes; therefore, no provision for federal income taxes has been made in the accompanying financial statement.

In 2020, New Jersey enacted legislation that allowed the Company to make an annual election to treat the New Jersey tax liability as an entity level tax. For the year ended December 31, 2024, the Company has elected to treat the New Jersey tax liability as an entity level tax. This election had no significant effect on the Company's financial statement for the year ended December 31, 2024.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2020 and believes that its underlying tax positions are fully supportable at both the federal and state levels.

h) SEGMENT REPORTING

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC 280 are provided in Note 8 – Segment Information.

Note 2. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, do not exceed 15 to 1. At December 31, 2024, the Company had net capital of $2,654,457, which exceeded the minimum requirement of $100,000 by $2,554,457. As of December 31, 2024, the Company's aggregate indebtedness as a percentage of net capital was 5.06%.

Note 3. Securities Owned

As of December 31, 2024, securities owned, at fair value consist of the following:

Securities owned:	
Municipal debt	$ 3,262,223
U.S. Treasury securities	36,820
Corporate debt	126,804
Preferred stock	206,504
Mortgage backed securities	2,694
Total	$ 3,635,045

Note 4. Fair Value Measurements

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in GAAP and expands disclosure about fair value measurements. This measurement enables the reader of the financial statement to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than quoted prices in level 1; such as quoted for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company uses an independent pricing service to value municipal bonds, corporate debt, preferred stock, and mortgage-backed securities. Valuation techniques and inputs are determined by the pricing service. Municipal bonds, corporate debt, preferred stock, and mortgage-backed securities are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, assets or liabilities are categorized in Level 3 of the fair value hierarchy.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal debt	$ -	$ 3,262,223	$ -	$ 3,262,223
U.S. Treasury securities	36,820	-	-	36,820
Corporate debt	-	126,804	-	126,804
Preferred stock	-	206,504	-	206,504
Mortgage backed securities	-	2,694	-	2,694
Total	$ 36,820	$ 3,598,225	$ -	$ 3,635,045

Note 5. Commitments and Contingencies

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. Since the Company is not reasonably certain to exercise any renewal options, optional periods are not included in determining the lease term, and associated payments under any renewal options are excluded from lease payments used to determine the lease liability.

In September 2024, the Company executed a fourth amendment to extend the term of the lease for its Morristown, New Jersey office for an additional twelve months, expiring in January 2026.

Amounts reported in the statement of financial condition as of December 31, 2024, are as follows:

Operating lease ROU assets	$	128,609
Operating lease liabilities	$	(130,379)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2024, are as follows:

Year		Amount
2025	$	125,386
2026		10,465
Total lease payments	$	135,851
Less: imputed interest		(5,472)
Total lease liabilities	$	130,379

Other information related to leases as of December 31, 2024, was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liability:		
Operating cash flows from operating lease	$	(123,214)
Weighted average remaining lease term:		
Operating lease		1.08 Years
Weighted average discount rate:		
Operating lease		7 %

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 6. Concentration of Risk

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at sound financial institutions, which, at times, may exceed federally insured limits of $250,000. The Company has not experienced any loss in these accounts and does not believe this exposes it to any significant credit risk

Note 7. Retirement Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company did not provide any matching contributions to participants for the year ended December 31, 2024.

Note 8. Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of executing securities transactions, providing investment banking services, and other related services in the securities industry. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.

Note 9. Subsequent Events

The Company evaluated subsequent events through March 20, 2025, the date the financial statement was available to be issued.

The Company's management has decided to wind down the operations of the Company and transfer its business to another registered broker-dealer. During January 2025, the Company sold substantially all securities it owned, and all of its non-executive registered representatives deregistered from the Company and registered with the broker-dealer who agreed to succeed to the Company's operations. The Company's management is currently exploring options to either liquidate (sell) the Company or file a BDW in the near future. The Company has continued to operate in compliance with all applicable regulatory rules and expects to continue to do so until its application is approved.